Alcoa and subsidiaries	EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

For the nine months ended September 30, 2003

(in millions, except ratio)

Nine months ended September 30	2003
Earnings:
Income from continuing operations before taxes on income	$1,205
Minority interests’ share of earnings of majority-owned subsidiaries without fixed charges	—
Equity income	(112)
Fixed charges	269
Distributed income of less than 50%-owned persons	29
Amortization of capitalized interest	14

Total earnings	$1,405

Fixed Charges:
Interest expense:
Consolidated	$243
Proportionate share of 50%-owned persons	3

246

Amount representative of the interest factor in rents:
Consolidated	22
Proportionate share of 50%-owned persons	1

23

Fixed charges added to earnings	269

Interest capitalized:
Consolidated	15
Proportionate share of 50%-owned persons	—

15

Preferred stock dividend requirements of majority-owned subsidiaries	—

Total fixed charges	$284

Ratio of earnings to fixed charges	5.0

31